J.A.K. Securities Corporation

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A.K. Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Windward Ct. Collegeville, PA 19426
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Kelly 267-252-3490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLC
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave. Suite 2160	New York	NY	10070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A.K. Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
NICOLE A HENDERSON - Notary Public
Montgomery County
My Commission Expires Mar 22, 2023
Commission Number 1345830

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212 571 0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
J.A.K. Securities, Inc.
20 Windward Court
Collegeville, PA 19426

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.A.K. Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of J.A.K. Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of J.A.K. Securities, Inc.'s management. Our responsibility is to express an opinion on J.A.K. Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.A.K. Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as J.A.K. Securities, Inc.'s auditor since 2019.

New York, NY
March 29, 2021

J.A.K Securities Incorporated
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	175,906
Due from Clearing Firm		223,148
Accounts Receivable		151,970
Other Assets		1,645
Total Assets	$	552,669

Liabilities & Stockholder's Equity

Liabilities:

Accounts Payable and Accrued Expenses	$	43,878
Loan PPP		106,817
Loans		76,000
Total Liabilities		226,695

Stockholder's Equity:

Common stock, $ 1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional Paid In Capital		256,500
Retained Earnings		68,475
Total Stockholder's Equity		325,975
Total Liabilities and Stockholder's Equity	$	552,669

J.A.K. Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2020

Note 1   **Nature of Business**

J.A.K. Securities Inc. (The 'Company") is a PA Corporation, incorporated in May of 1999. The Company is a registered broker dealer with the Securities Exchange Commission (SEC) and is a member of NASDAQ OMX PHLX (PHLX). The Company has been an SEC and PHLX member since August 1999. The Company engages in floor activity, solely to execute orders on behalf of its clients. The Company does not clear securities transactions or take possession or control of securities.

Note 2 -   **Summary of Significant Accounting Policies**

a)   **Revenue Recognition**
The Company principally earns commission by buying and selling securities for a diverse group of institutional investors. Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b)   Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and the Pennsylvania State tax regulations.   Under the provisions the Company does not pay federal or state corporate income taxes on its taxable income.

c)   Cash

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided.   The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   Use of Estimates

Management uses estimates and assumptions in preparing financials. Those estimates and assumptions effect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

J.A.K. Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2020

Note 4 - Net Capital Requirements:

The Company is subject to and complies with the
requirements for broker dealers under SEA rule 15c3-1
requiring the maintenance of a minimum net capital and
requires that the ratio of aggregate indebtedness to net capital
shall not exceed 15 to 1. At December 31, 2020, the
Company had a net capital of $325,975 which was $225,975
in excess of its required net capital of $100,000. At
December 31, 2020, the Company's ratio of aggregate
indebtedness to net capital 85.17%.

Note 5 - Related Party:

The Stockholder made a loan to the company in the amount
of $110,000. The loan is non-interest bearing and there is no
maturity date. The loan balance at December 31, 2020 was
$76,000.

Note 6 - Loan

The Company received a loan from TD Bank NA in the
amount of $106,875 under the Paycheck Protection Program
established by the Coronavirus Aid, Relief, and Economic

J.A.K. Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2020

Note 6 - **Loan (cont.)**

Security (CARES) Act. The loan is subject to a note dated April 20, 2020 and may be forgiven to the extent proceeds of the loan is used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months. Loan payments are deferred until SBA remits the borrower's loan forgiveness amount to the lender. If the loan is not forgiven payments are deferred 10 months after the end of the covered period, September 28, 2020.

Note 7 - **Subsequent Events**

The Company performed an evaluation of events that occurred subsequent to December 31, 2020 and through March 29, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Note 7 - **Subsequent Events (cont'd)**

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated. The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

Note 8 -   **The Allowance for Credit Losses**

Effective January 1, 2020, The Company adopted ASC Topic
326, financial Instruments - Credit Losses ("ASC 326"). ASC
326 impacts the impairment model for certain financial assets
by requiring a current expected credit loss ("CECL")
methodology to estimate expected credit losses over the
entire life of the financial asset. Under the accounting update,
the Company could determine there are no expected credit
losses in certain circumstances (e.g., based on the credit
quality of the client). The Company identified fees and other
receivables (including, but not limited to, receivables related
to securities transactions, and advisory fees) as impacted by
the new guidance. ASC 326 specifies that the Company
adopt the new guidance prospectively by means of a
cumulative-effect adjustment to the opening member's equity
as of the December 31, 2019. Accordingly, the Company
recognized no adjustment upon adoption. The allowance for
credit losses is based on the Company's expectation of the
collectability of financial instruments, including fees and
other receivables utilizing the CECL framework. The
Company considers factors such as historical experience,
credit quality, age of balances and current and future
economic conditions that may affect the Company's
expectation of collectability in determining the allowance for
credit losses. The Company's expectation is that the credit
risk associated with the fees and other receivables is not

significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.